May 2, 2025

James Peck
Chief Executive Officer
NIQ Global Intelligence Limited
200 West Jackson Boulevard
Chicago, IL 60606

       Re: NIQ Global Intelligence Limited
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted April 10, 2025
           CIK No. 0002054696
Dear James Peck:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 12, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Prospectus Summary, page 2

1. We note your disclosure about the 18.9% increase in revenue from 2023 to 2024. To provide greater context for investors, please disclose the extent to which this increase was attributable to the acquisition of GfK. Additionally, please revise to clarify that the 6.2% increase in your Organic Constant Currency Revenue Growth Rate is based upon 2023 pro forma revenues rather than the $3.3 billion in 2023 GAAP revenues referenced. Please make similar revisions on page 74.
 May 2, 2025
Page 2
Management's Discussion and Analysis
Key Performance Metrics, page 75

2.     We note your response to prior comment 7. Please address the following:
           Tell us if your GDR calculations for 2022 and 2023 also include annualized revenue associated with the GfK Combination as if it occurred at the beginning of the applicable period. If so, please tell us how the calculation of your GDR metric for 2022 and 2023 would have been impacted if GfK annualized revenue were excluded for that period.
           Show us how your calculation of the NDR metric for 2023 would have been been impacted if GfK annualized revenue were excluded for that period.
           Consider revising your description of NDR and GDR to clarify how you differentiate between clients acquired in the ordinary course of business from
         those acquired via acquisition for purposes of these calculations.
Note 2. Notes to Unaudited Pro Forma Statements of Operations, page 90

3.     Please revise your footnotes to:
           Quantify the pension expense reclassifications discussed (adjustment a).
           Describe the nature of the intangible assets acquired and the useful lives associated with those assets (adjustment d).
           Disclose the assumptions used in calculating the adjustments for incremental interest expense (adjustment h).
Comparison of the Unaudited Pro Forma Results of Operations for the Years Ended December 31, 2023 and 2022, page 94

4. Please revise the column headings in your tables on pages 94 and 95 to indicate (as you do on page 99) that the amounts for 2023 and 2022 are presented on a pro forma basis.
Organic Constant Currency Revenue and Organic Constant Currency Revenue Growth, page
98

5. Please rename the term "Organic Constant Currency Revenue" so that it more accurately reflects the nature of the measure. One option may be Pro Forma Constant
       Currency Revenue. Organic growth metrics typically exclude the impact of acquisitions but by using pro forma revenues in the calculations for
2023 and 2022,
       your metric includes the impact of a material acquisition.
Critical Accounting Estimates, page 116

6. We note your response to prior comment 13. For each period presented, please tell us the amount of revenue recognized in connection with cooperation agreements.
 May 2, 2025
Page 3
Legal Proceedings, page 149

7. We note your disclosure in the risk factors regarding legal proceedings with Nielsen
       Media and Circana, LLC. Please tell us your consideration for including this disclosure under legal proceedings in the Business section. Refer to
Item 103 of
       Regulation S-K.
Principal Shareholders, page 177

8. We note your response to prior comment 15 that the voting and investment decisions with respect to securities held by the Advent Shareholder and NIM are made by an investment committee and executive board, respectively. Please identify the natural persons of each committee.
Audited Financial Statements
10. Debt, page F-30

9. You disclose on page F-32 that under the Revolver your maximum borrowing capacity as of December 31, 2024 was $638.3 million. Please revise to also disclose
       your available borrowing capacity as of December 31, 2024 and the factors that contribute to differences between your maximum and available capacity.

        Please contact Lisa Etheredge at 202-551-3424 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Thomas Fraser